

December 17, 2013

<u>**Via E-Mail**</u>

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
1100 Peachtree St., Suite 2800
Atlanta, GA 30309

>   **Re: Innotrac Corporation**
>   **Schedule 13E-3**
>   **File No. 005-55025**
>   **Filed December 4, 2013**
>   **Filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc.,**
>   **Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC**
>   **Partners IV, L.P., Sterling Capital Partners IV, LLC, Innotrac**
>   **Corporation, and Scott D. Dorfman**
>
>   **Schedule TO**
>   **File No. 005-55025**
>   **Filed December 4, 2013**
>   **Filed by Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc.,**
>   **Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC**
>   **Partners IV, L.P., and Sterling Capital Partners IV, LLC**
>
>   **Schedule 14D-9**
>   **File No. 005-55025**
>   **Filed December 4, 2013**
>   **Filed by Innotrac Corporation**

Dear Mr. Wood and Mr. Stockton:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 2

amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please delete the language in the final sentence of the Introduction (page 2) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons. Make a similar deletion on page 64 of the offer document (penultimate full paragraph).

2. We note that the IPOF Fund holds approximately 31% of your outstanding shares of common stock and that it entered into the IPOF Fund Support Agreement contemporaneously with the Merger Agreement. Please provide us your analysis supporting your determination not to include the IPOF Fund as a filing person.

3. Revise the appropriate document to provide disclosure responsive to Item 1013(b) of Regulation M-A for each filing person.

Cover Page

4. Please provide an update regarding the fairness hearing scheduled to be held December 17, 2013 relating to the IPOF Fund.

5. We note that Mr. Toner and Mr. Hanger entered into the Subscription Agreements, that they and Mr. Keaveney and Mr. Ringer entered into new employment agreements and that Mr. Keaveney will receive a transaction success bonus. Please tell us why you believe these individuals are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

Offer Document

Special Factors

Background of the Offer, page 15

6. Disclose in this section the delivery of the initial set of financial projections to Sterling.

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 3

7. Revise this section (or the similar section in the Schedule 14D-9) to describe any negotiation over the offer price, if any.

8. Revise this section to describe any negotiation with the IPOF Fund over the IPOF Fund Support Agreement.

Purpose and Reasons for the Offer, page 18

9. We note that the disclosure of the purpose of the offer is made by the Purchaser. Please revise to disclose the purposes of the going private transaction by Mr. Dorfman.

10. Please revise this section and the appropriate section in the Schedule 14D-9 to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(a) and (c) of Regulation M-A.

Position of the Purchaser Group, page 20

11. Revise this section to disclose whether the Purchaser Group has made a fairness determination with respect to the going private transaction instead of with respect to the offer (page 21).

Conditions of the Offer, page 66

12. With respect to the last sentence in this section, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Schedule 14D-9

Arrangements Affecting the company's Executive Officers and Directors, page 4

13. Given that Mr. Dorfman will contribute the majority of his shares to the Parent, please tell us why he is included in the table on page 5 as receiving proceeds for those shares.

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 4

14. Refer to the section "Contribution and Support Agreement." Please revise to explain why Mr. Dorfman and the related investors are contributing their shares to Parent and subsequently sell the LP interests for the same price as the offer price instead of simply tendering into the offer.

15. Please explain why the Airplane Lease is for an annual rent of $360,000 given that the lease payments in 2012 were only $224,000.

16. Revise your disclosure in this section to provide the current salaries for each executive who entered into a new employment agreement. Also, provide us an analysis of your compliance with Rule 14d-10(a)(2) in connection with the employment agreements, the transaction success bonus for Mr. Keaveney and the aircraft lease (in this respect, we note that Mr. Dorfman and the related holders will ultimately receive the same proceeds as if they were to tender into the offer).

Background of the Offer and Merger, page 11

17. We note that Harris Williams made a presentation to the special committee on June 21, 2013. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A and file it as an exhibit to the Schedule 13E-3.

18. Please the third full paragraph on page 14 to disclose the price included in the indication of interest described.

19. Refer to the third paragraph on page 15. Please explain why the special committee determined not to attempt to re-engage bidders that had dropped out of the process in light of the company's financial performance having exceeded expectations. Did the special committee consider whether such financial performance might result in new and improved indications of interests from those bidders?

20. Please revise the last paragraph on page 15 to disclose why Mr. Dorfman believed that "Sterling offered the most certainty of achieving an expedited closing."

21. Refer to the fourth paragraph on page 16. Revise to describe the special committee's basis to believe that the price offered by Sterling then was likely to be best price achieved. Disclose also why the committee did not seek a higher price from Sterling.

22. Revise this section to describe any negotiations over the Majority of the Minority condition. Also, revise your disclosure to explain why the shares of the IPOF Fund are not excluded from the calculation of that condition while the shares held by Mr. Dorfman are so excluded.

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 5

23.   Refer to the last full paragraph on page 17. Your disclosure states that the Harris Williams opinion addressed the Company's shareholders, while the Offer Document refers to unaffiliated shareholders and the opinion itself appears to refer to shareholders other than Mr. Dorfman and certain other members of management. Please reconcile throughout this document and the offer document.

24.   Revise the first paragraph (partial) on page 18 to clarify the compensatory matters referenced rather than simply stating "certain" compensatory matters.

Reasons for the Recommendation of the Board and Special Committee, page 18

25.   We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are "fair to and in the best interests of the Company and its shareholders, including its unaffiliated shareholders." Please revise here and throughout the filings to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders separately from your affiliated shareholders. Note that we view affiliated shareholders have different interests than unaffiliated ones. See Item 1014(a) of Regulation M-A.

26.   Quantify the "considerable compliance costs" referenced on page 19.

27.   We note that the special committee considered the Harris Williams opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise also to state, if true, that the board of directors adopted the special committee's analyses and conclusions as its own. Alternatively, revise your disclosure for to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Opinion of the Special Committee's Financial Advisor, page 24

28.   Please address how any filing person relying on the Harris Williams opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Mr. Dorfman and certain other members of management rather than all security holders unaffiliated with the company.

29.   Please revise to disclose the data underlying the results described in each analysis and *to show how that information resulted in the multiples/values disclosed*. For example, disclose (i) the enterprise values and EBITDA for each comparable

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 6

company that is the basis for the multiples disclosed on page 26 with respect to the Comparable Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 27 with respect to the Comparable Transactions analysis, (iii) the transaction parties and data for each transaction included in the Precedent Premiums Paid analysis, and (iv) the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

30.   With respect to the Comparable Companies analysis, revise to explain why Harris Williams applied marketability and liquidity discounts and a control premium to the data obtained from its analysis. Also, quantify the discounts and premium and describe the basis for each discount and the premium.

31.   With respect to the Discounted Cash Flow analysis, disclose the bases for Harris Williams's use of perpetuity growth rates of 3.0% to 4.0%.

Financial Forecasts, page 36

32.   Please disclose all of the assumptions and estimates relied upon by management in preparing the financial projections.

33.   Disclose the full projections rather than summaries of them and present the initial and updated projections separately rather than combined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP

David A. Stockton, Esq.
Kilpatrick Townsend & Stockton LLP
December 17, 2013
Page 7

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                            Sincerely,

                            /s/ Daniel F. Duchovny
                            Daniel F. Duchovny
                            Special Counsel
                            Office of Mergers and Acquisitions